Exhibit 16.1

Notification of Partners’ Departure

and

Termination of Services

April 29, 2019

Quanzhong Lin, CEO, and Guolu Li, CFO

AiXIn Life International, Inc.

Hongxing International Business Building 2, 14th FL, No. 69 Qingyun South Ave.

Jinjiang District, Chengdu City, Sichuan Province, China

VIA: email and Federal Express (FedEx)

Dear Mr. Lin and Li,

We write to inform you that effective on April 29, 2019 Mr. Ahmed Mohidin and George Weinbaum are no longer a partner of MJF & Associates, APC (“MJF” or the “Firm”). Please join me in graciously thanking Mr. Mohidin and Mr. Weinbaum for their service. Mr. Mohidin and Weinbaum have agreed to continue in a limited role in order to complete the in-process client services and in this limited role their final date of service will be, at the earlier of, upon completion of your filing of your Form 10-Q for the quarter ended March 31, 2019 or May 31, 2019. Effective as of this letter, your primary contact at MJF is Miguel Figueroa, Managing Partner, MFIGUEROA@MJFLLP.COM and +1 323-702-1211 for client service, billing & collections, and administrative matters.

As such, MJF is terminating our professional relationship with your company and no longer will provide services as your PCAOB registered independent public accounting firm, including your annual audit/attestation and interim reviews. However, as a courtesy to you, and at your option, we are extending a one-time opportunity for MJF to perform the interim quarterly review for the quarter ended March 31, 2019. The interim quarterly review, to be filed on Form 10-Q, is due on May 15, 2019 and such deadline may be extended for an additional two-week period to May 31, 2019. If you wish to exercise this option, please notify, in writing via email or letter sent via registered mail, Miguel Figueroa, at MFIGUEROA@MJFLLP.COM and +1 323-702-1211 no later than Monday, May 6, 2019.

515 S. Flower Street, Suite 1800, Los Angeles, CA 90071 Tel: +1 (213) 626-2701 Fax: +1 (866) 510-6726

We would like to remind you that payment for all invoices and unpaid services are to be remitted and made payable in U.S.A. dollars ONLY to the following address and bank account:

MJF & Associates, APC

515 S. Flower Street, Suite 1800

Los Angeles, California, USA, 90071

Bank of America

Account #: 439006495170

Routing # for wires: 026009593

SWIFT CODE: BOFAUS3N

In addition, as a reference please find the attached form of invoice is the only authorized version to be accepted by your company with the matching address and bank account information. Please plan to pay in full the services to be provided and/or unpaid/outstanding invoices, to enable timely completion and filing of your company’s Form 10-Q.

We wish to thank you for the opportunity to have served you and your company and wish you much success to you and your company. Should you have any questions, please call or email me at your convenience.

Sincerely yours,

Miguel Figueroa

Managing Partner

515 S. Flower Street, Suite 1800, Los Angeles, CA 90071 Tel: +1 (213) 626-2701 Fax: +1 (866) 510-6726